UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2006

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐	40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐	No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: March 17, 2006

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2 0 0 5  A N N U A L  R E P O R T  U N I T E D S T A T E S  G A A P

Financial Highlights

Consolidated Statements of Operations Data

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31,	2003	2004	2005
Revenue	$101,709	$211,205	$107,144
Gross margin	41,158	83,605	25,296
Gross margin percentage	40.5%	39.6%	23.6%
Gross margin percentage, excluding restructuring costs and inventory writedowns	40.5%	39.6%	35.4%
Total expenses	39,670	55,987	64,986
Net earnings (loss)	2,255	24,920	(36,468)
Diluted earnings (loss) per share	0.12	0.96	(1.44)

Revenue by product
PC card	70%	59%	70%
Embedded modules	21	33	13
Mobile	6	5	13
Other	3	3	4
	100%	100%	100%
Revenue by geographical region
Americas	73%	89%	69%
Europe	13	6	12
Asia-Pacific	14	5	19
	100%	100%	100%

Consolidated Balance Sheet Data

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

Years ended December 31,	2004	2005
Cash, including short-term and long-term investments	$131,846	$104,097
Working capital	130,568	82,930
Long-term debt including obligations under capital lease	3,456	3,128
Total shareholders’ equity	173,665	137,815
Number of common shares outstanding	25,357,231	25,476,447

Report to Shareholders

2005 was a year of change and renewal for Sierra Wireless. Following a very strong 2004, 2005 got off to a challenging start. Increased competition at key customers and a reduction in OEM module shipments contributed to a substantial drop in revenue during the first half of the year. As a result of this we incurred considerable losses in 2005. In addition, our product line-up for our traditionally strong PC Card business was weaker than desired, limiting our ability to capture share in an environment of strong industry growth. This was further exacerbated by the fact that our Voq Smartphone, which had been an area of significant investment, was not achieving commercial success.

Our situation demanded strong action, which we implemented in June of 2005. We redirected our business–exiting the Voq Smartphone category, restructuring our operations and reducing our operating expenses. On the product front, we intensified our focus on our core PC Card and embedded module businesses, where we have significant competitive strengths and opportunities for growth. These changes had a significant, positive impact on our business operations in the second half of the year.

As anticipated, our full-year financial results were weaker than in 2004, but our strategic transition drove a strong recovery as the year progressed. Revenues grew 25% between the second quarter and the third, and another 37% between the third and fourth quarters. By the fourth quarter, we had achieved profitability and had built the foundation for continued progress in 2006.

First-to-Market Success

Our improving results in the second half of 2005 reflect a number of first-to-market product successes.

In our PC Card business, we continued to enhance our traditionally strong position by becoming the first company in the world to make fully functional HSDPA PC cards commercially available. HSDPA, or High Speed Downlink Packet Access, represents the next evolutionary step in high speed data services for GSM carriers. With transmission speeds of up to 1.8 mbps, HSDPA PC cards provide an exceptionally fast wireless computing experience, while also providing backward compatibility with legacy airlink protocols such as UMTS, EDGE and GPRS. The speed and versatility of the HSDPA technology is proving compelling to both wireless carriers and end-users. By year-end, we had launched our new AirCard860 for HSDPA with Cingular Wireless in the US. We also strengthened our competitive position in Europe with the launch of the AirCard850 for HSPDPA with Manx Telecom, an O2 affiliate based in the UK, as well as with sunrise in Switzerland.

Our embedded module business also made strong progress in 2005. During the year, a number of leading laptop manufacturers announced plans to embed 3G wireless wide area capability inside their laptops. We view this industry development as important for our business, as we have extensive experience in embedding wide area wireless modules inside mobile computing platforms. We drew upon our experience to develop embedded modules based on the PCI Express Minicard (“minicard”) form factor, and designed specifically for laptop manufacturers. In the second half of 2005, we became the first company in the world to bring CDMA EV-DO minicard modules to market with major laptop OEMs, beating our competitors to this key industry milestone by a wide margin. We secured contracts with both Lenovo and HP for our EV-DO PCI Express Mini Cards and commenced commercial shipments to Lenovo in the latter part of 2005. Our late September launch with Lenovo represented the first commercial deployment of an embedded 3G wireless minicard by any laptop manufacturer; making us, and Lenovo, first-to-market. Lenovo has since announced the integration of our EV-DO minicard into two additional business laptops.

Subsequent to the end of the year, HP announced the availability of its first laptop incorporating our EV-DO minicard. We have also secured additional design wins for our HSDPA minicard embedded solutions with major laptop OEMs, including Lenovo and Fujitsu-Siemens.

We continue to be very focused on developing and bringing to market innovative embedded wide area wireless solutions for OEMs involved in mobile computing. We believe this market potentially represents a substantial growth opportunity for Sierra Wireless and that we are well positioned to capture a strong share of this growth.

Focus on Execution

Getting new products to market quickly is vitally important and requires strong execution at every stage of the product life cycle. During 2005, we focused intensely on our execution in every functional area to ensure that every step, from product development through sales and marketing, resulted in strong market acceptance for our products. Our intense focus on execution enabled us to be first to market in important new product areas such as HSDPA PC Cards and embedded minicard modules. As we enter 2006, our focus on execution excellence is no less intense as we view it as essential to our continued market success and an important competitive advantage.

Moving Forward

While we made significant progress with high-speed, third-generation wireless products in 2005, the full promise of technologies like EV-DO and HSDPA is just beginning to unfold. At the outset of 2005, only one of the major wireless operators had implemented high speed CDMA EV-DO data services. By the end of the year, we were witnessing aggressive deployment of high speed 3G services by many of the leading operators around the world.

We view this deployment, and the promotional efforts around it, as an important catalyst for our business. For the first time, the speed and performance of wide area wireless computing is comparable to that of high-speed LAN connections. With minimal trade offs in performance or functionality, and much wider awareness, we believe a larger and more diverse range of end-users will be drawn to the advantages of “anytime, anywhere” wireless access to information.

We intend to be a leading beneficiary as the adoption of wide area wireless for mobile computing increases. Our focus for 2006 is to continue to execute on our new product pipeline and the business development activities related to bringing these new products to market. Development of our next generation products for both EV-DO and HSDPA is well underway and on track for launch in the second half of the year. Our R&D execution on these programs continues to be strong.

While we are pleased with the progress made in the second half of 2005, we also recognize that much more hard work is required before we achieve the goals we have set for product line strength, market position and financial results. We continue to tightly manage our operating expenses, while being careful to maintain investment in our key product development programs, as we expect new products to provide the foundation for continued growth and a return to sustained profitability.

At the close of a challenging, but ultimately rewarding year, I want to acknowledge the innovation and hard work of Sierra Wireless employees around the world who came through this period of change with their commitment and enthusiasm intact. Without the capabilities and commitment of our Sierra Wireless team, none of our first-to-market accomplishments or improved financial results would be possible. We owe a significant debt to our knowledgeable and independent board of directors who continue to guide us with their wise counsel, and to Peter Ciceri, who accepted additional responsibilities this year in his new position as Chairman of the Board. I also want to acknowledge the important contribution of David Sutcliffe, who retired this year as Chief Executive Officer after 11 years of leading the company. Under David’s leadership, Sierra Wireless grew from a true startup to a world leader in wireless data. I consider myself, and our shareholders, fortunate that Sierra Wireless will continue to take advantage of David’s experience through his role as a non-management Board Director.

Finally, I thank you, our shareholders, for your continued confidence in Sierra Wireless. Thanks to you, we are continuing to bring exciting new wireless data products and solutions to the world.

Jason W. Cohenour

President and Chief Executive Officer

This report contains forward-looking information. These statements are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking information. These statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts. When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking information. Forward-looking information reflects our current expectations. The risk factors and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com <http://www.sedar.com/> and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. These factors should be reviewed carefully and you should not place undue reliance on any forward-looking information. Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our consolidated financial condition and results of operations, as of March 17, 2006, has been prepared in accordance with United States generally accepted accounting principles (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide leading edge wide area wireless modem solutions for mobile computing over cellular networks. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market. Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless operators around the world.

Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and computer aided dispatch. We sell our products through indirect channels, including wireless operators, resellers and OEMs.

During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand for our products, primarily as a result of our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne. During this period, customer concentration increased in our revenue base. Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in 2005 relative to 2004 as a result of:

•      The reduction in our embedded module business volumes as a result of the completion of CDMA 1X module shipments to palmOne for its Treo 600 Smartphone at the end of 2004;

•      Reported channel inventory at some of our channel partners that was already sufficient to meet near-term customer demand during the first quarter of 2005; and

•      The near-term impact of increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

During 2005, our revenue decreased 49.3% to $107.1 million compared to $211.2 million in 2004. Similarly, we incurred a net loss (including restructuring costs) of $36.5 million, or $1.44 per diluted share, in 2005 compared to net income of $24.9 million, or $0.96 per diluted share in 2004.

In order to address this change in our business, we undertook a restructuring of our operations in June of 2005, which included exiting our Voq professional phone initiative. Excluding the impact of restructuring and legal provisions, aggregating $19.5 million, our net loss was $17.0 million in 2005, or $0.67 per diluted share. The result of this restructuring was a reduction in our cost structure and a greater focus on our core PC card and embedded modules business, where we already have well established market positions and believe there are significant growth opportunities.

Since the mid-year restructuring, we have focused intensely on core PC Card and embedded module opportunities for existing products, as well as new product development and business development in these areas. This focus has allowed us to return to sequential quarterly revenue growth during the second half of the year, realizing 25% and 37% sequential growth in the third and fourth quarters respectively. Following the restructuring, during the second half of 2005 we were also able to reduce our net loss and improve cash flow.

Despite consuming cash during 2005, our balance sheet remains strong, with $104.1 million of cash, cash equivalents and short- and long-term investments, compared to $131.8 million at December 31, 2004. During 2005, we used $17.2 million in cash from operations, compared to 2004 when we generated $29.1 million in cash from operations. On a quarterly basis, we reduced our cash consumption rate and returned to a positive cash flow position in the fourth quarter of 2005, generating cash from operations of $3.4 million.

We continue to believe that the long-term prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide. We believe the deployment of these networks will be a catalyst to increasing the demand for wireless communications products such as those sold by us.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end users, the timely launch and ramp of our new products and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Having restructured the company around PC cards and embedded modules, we are very focused on executing our product development and business development strategies in these areas. Specific initiatives include:

PC Cards: We have successfully completed the development of our first UMTS/HSDPA PC card and during the fourth quarter commenced commercial shipments of this product to Cingular in North America, as well as Manx Telecom and sunrise in Europe, making us the first company in the world to launch a fully functional UMTS/HSDPA PC card. We have also commenced the development of the next generation EV-DO (Rev A) and HSDPA (3.6Mbps) PC cards, both of which are expected to be commercially available in the second half of 2006; and

Embedded Modules: With the announcement by several leading laptop manufacturers of their plans to embed high speed wireless wide area capability inside laptops, we believe that the opportunity for sales of embedded modules has potentially increased significantly. We believe we are well positioned to supply embedded modules to this market as a result of our extensive experience in the embedded module market; this has allowed us to establish an early leadership position providing embedded 3G wireless solutions to major laptop OEMs. Our EV-DO-PCI express mini card embedded module (“Mini Card”) has been certified for operation on both the Sprint and Verizon networks. We have design wins with Lenovo and HP for our EV-DO Mini Card and commenced commercial shipments to Lenovo in the fourth quarter of 2005, representing the first commercial deployment of an embedded 3G wireless Mini Card by any laptop manufacturer. Lenovo has subsequently announced the integration of this Mini Card in two additional business laptops. Early in the first quarter of 2006, HP announced the availability of their first laptop incorporating our EV-DO Mini Card. In 2005, we secured design wins for HSPDA Mini Cards with Lenovo and Fujitso-Siemens Computers. We expect commercial shipments of our HSDPA Mini Card to commence late in the first quarter of 2006. Also during 2005, we commenced shipment in North America of our EM5625 EV-DO module to some of our long-time mobile computing OEM customers. One of these OEM customers, Panasonic, has subsequently integrated our EM5625 module into three of its laptop platforms. We have also commenced the development of the next generation EV-DO (Rev A) and HSDPA (3.6Mps) Mini Cards, both of which are expected to be commercially available in the second half of 2006.

We believe these new product developments provide us with a strong, up-to-date 3G product portfolio in both principal wireless technologies and in both the PC card and embedded module markets.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2005, expressed as a percentage of revenue:

Years ended December 31,	2003	2004	2005
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	59.5	60.4	76.4
Gross margin	40.5	39.6	23.6
Expenses
Sales and marketing	11.4	9.5	14.5
Research and development, net	15.7	11.6	28.3
Administration	6.5	4.3	10.1
Restructuring and other charges	1.2	—	4.9
Integration costs	1.9	—	—
Amortization	2.3	1.2	2.8
	39.0	26.6	60.6
Earnings (loss) from operations	1.5	13.0	(37.0)
Other income	0.9	0.9	2.1
Net earnings (loss) before income taxes	2.4	13.9	(34.9)

Income tax expense (recovery)	0.2	2.1	(0.9)
Net earnings (loss)	2.2%	11.8%	(34.0)%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2003	2004	2005
Revenue by product
PC card	70%	59%	70%
Embedded modules	21	33	13
Mobile	6	5	13
Other	3	3	4
	100%	100%	100%
Revenue by distribution channel
Wireless carriers	46%	24%	47%
OEM	22	34	14
Resellers	31	41	38
Direct and other	1	1	1
	100%	100%	100%
Revenue by geographical region
Americas	73%	89%	69%
Europe	13	6	12
Asia-Pacific	14	5	19
	100%	100%	100%

Restructuring and Other Charges

In June 2005, we announced our decision to exit our Voq professional phone initiative. We also decided to shift some Voq resources to our core PC card and embedded modules business, where we already had well established market positions and believed there were significant growth opportunities. As announced, we incurred restructuring and other charges associated with the exit of the program. In addition to the exit of the Voq initiative, we implemented certain non-Voq related reductions to our operating expenses and assets as a result of the reduction in our business in the first half of 2005 and we recorded a provision for future legal costs associated with litigation matters.

In 2005, we recorded restructuring and other charges of $18.5 million that included inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring. Restructuring charges related to Voq were approximately $13.3 million of the total $18.5 million. Approximately $6.3 million represented cash disbursements, of which $4.7 million were paid prior to the end of 2005.

As part of the restructuring, we reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005. For the remaining 19 employees who were on working notice, $0.4 million was expensed as part of our operating expenses during the balance of the year. At the end of 2005 no employees remained on working notice.

In the second quarter of 2005, we also recorded a provision for legal costs of $1.0 million. This is related to the class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California (which actions, effective December 16, 2005 were consolidated in the U.S. District Court for the Southern District of New York) for alleged violations of federal securities laws.

Results of Operations –

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue was $107.1 million for the year ended December 31, 2005, compared to $211.2 million in 2004, a decrease of 49.3%. The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules. During the first part of 2005, PC card revenue decreased primarily due to reported channel inventory at some of our channel partners that was sufficient to meet near term customer demand and the impact of increased competition in CDMA EV-DO PC cards. The competitive environment in CDMA EV-DO PC cards intensified over the course of the year, which had a negative impact on our sales of EV-DO PC cards and resulted in a loss of market share at Verizon Wireless. Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004. In the second quarter of 2005 we announced our plan to exit the Voq professional phone initiative. During 2005, revenue from the sale of previously written down Voq product was $1.5 million.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 69%, 12% and 19%, respectively, of our total revenue in 2005 and 89%, 6% and 5%, respectively, in 2004. Our North American business has decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers. As has been the case in the past several years, our business continues to be driven predominantly by short lead-time purchase orders from channels and end customers rather than by long-term, large volume commitments. In Europe, the deployment of UMTS networks has negatively affected our GSM/GPRS sales in that region as we did not have a UMTS compatible product until the fourth quarter of 2005. This negative impact was partially offset by sales of our EDGE product. Following the fourth quarter launch of our UMTS/HSDPA PC card and the planned launch of new UMTS/HSDPA products during 2006, we expect our sales to improve in Europe in 2006. Our business in the Asia-Pacific region has increased as a result of strong sales of CDMA EV-DO and EDGE PC cards.

In 2005, Cingular and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 36% of our revenue. This compared favorably with the same period last year in which two customers each accounted for more than 10% of our revenue and these two customers represented approximately 51% of our revenue.

Gross margin

Gross margin amounted to $25.3 million in 2005. Of the total $18.5 million restructuring and other charges that were recorded in the year, $12.7 million has been deducted in calculating gross margin. Excluding this amount, gross margin amounted to $38.0 million, or 35.4% of revenue, in 2005, compared to $83.6 million, or 39.6% of revenue, in 2004. The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and the impact of lower volumes overall, offset slightly by the positive impact of a favorable product mix between higher margin PC cards and rugged mobiles versus lower margin embedded modules. During 2005, gross margin on the sale of previously written down Voq product was $0.5 million, or 29.7%.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, volumes, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses were $15.6 million in 2005, compared to $20.0 million in 2004, a decrease of 22.4%. This decline reflects the impact of our business restructuring and continued cost containment. Sales and marketing expenses as a percentage of revenue increased to 14.5% in 2005, compared to 9.5% in 2004, due primarily to the decrease in revenue for fiscal 2005. While managing sales and marketing expenses in relation to top-line revenue, we will continue to make selected investments in sales and marketing as we market existing products, introduce new products and expand our distribution channels and focus on key customers around the world.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $30.4 million in 2005, compared to $24.5 million in 2004, an increase of 23.8%.

Gross research and development expenses, before Government of Canada’s Technology Partnerships Canada (“TPC”) research and development funding, were $31.3 million, or 29.2% of revenue in 2005, compared to $27.2 million, or 12.9% of revenue, in 2004. Repayment of TPC funding of $0.9 million was included in our gross research and development expenses in 2005, compared to $1.9 million in 2004. Gross research and development expenses increased due to the development of new PC cards and embedded modules. With our decision to exit the Voq professional phone initiative, research and development expenditures and TPC funding associated with that initiative ceased.

During 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of the Voq professional phone initiative. The agreement is effective for development work commencing April 2003. In 2005, funding of $0.9 million was recognized. Funding of $2.6 million was recognized during 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003. Our TPC funding is based on research and development work completed in each quarter. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative no further TPC funding is anticipated.

Administration

Administration expenses amounted to $10.8 million, or 10.1% of revenue, in 2005, compared to $9.0 million, or 4.3% of revenue, in 2004. The increase of $1.8 million is primarily due to the provision of $1.0 million for future legal costs related to litigation matters and an increase in other professional fees. In addition, administration expenses in 2004 were net of recoveries from the bankruptcy trustees of Metricom, a former customer, of $0.5 million, related to a settlement agreement, for which there was no comparable recovery in 2005.

Restructuring and other charges

During the second quarter of 2005, we decided to exit the Voq Professional Phone initiative and to implement certain non-Voq related reductions to our operating expenses and assets. During the fourth quarter we recorded additional charges primarily related to a change in estimate of our facilities restructuring originally announced in the second quarter of 2005. As a result, in the year we recorded restructuring and other charges of $18.5 million, consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring. Of the total amount of $18.5 million, $5.3 million was charged to restructuring and other charges, $12.7 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $2.3 million in 2005, compared to $1.7 million in 2004. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase is due primarily to an increase in interest income from rising interest rates that was partially offset by a smaller investment balance and foreign exchange losses.

Income tax expense

During 2005 we had an income tax recovery of $0.9 million, compared to income tax expense amounting to $4.4 million in 2004. Income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million recognized on the restructuring, was $1.4 million. The income tax recovery is a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $36.5 million, or loss per share of $1.44, in 2005, compared to net earnings of $24.9 million, or diluted earnings per share of $0.96, in 2004. Our net loss in 2005, excluding restructuring and other charges of $18.5 million and the provision for future legal costs of $1.0 million, was $17.0 million, or loss per share of $0.67.

The weighted average diluted number of shares outstanding decreased to 25.4 million in 2005 as compared to 26.1 million in 2004 because dilutive securities such as stock options are excluded from the total when we are in a loss position, as is the case in 2005.

Results of Operations –

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004

During the fourth quarter of 2005, our revenue decreased 36.1% to $37.6 million, compared to $58.8 million in the same period of 2004, primarily due to a decrease in sales of PC cards and embedded modules. PC card revenue decreased primarily due to the impact of increased competition in CDMA EV-DO PC cards, including a loss of market share at Verizon Wireless, and lower sales of legacy 2.5G products. Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004. In the fourth quarter of 2005, Cingular and Sprint each accounted for more than 10% of our revenue, and in the aggregate, these two customers represented 42% of our revenue.

Gross margin for the three months ended December 31, 2005 was 38.6%, compared to 38.8% in the same period of 2004. Gross margins in the quarter were favorably impacted by approximately $1.2 million, or 3.2% of revenue, as a result of completing a royalty agreement with an intellectual property holder. This agreement finalized a cumulative royalty obligation that was less than we had previously expensed in our cost of goods sold. During the fourth quarter of 2005, revenue from the sale of previously written down Voq product was $1.0 million and gross margin was $0.2 million, or 25.7% of revenue.

Operating expenses were $14.6 million in the fourth quarter of 2005, compared to $15.8 million in the same period of 2004. This decline reflects the impact of our business restructuring and continued cost containment. Included in our fourth quarter operating expenses were approximately $0.6 million of additional amortization of patents and licenses related to the writedown of such assets, an additional restructuring charge of $0.3 million primarily related to a change in estimate of our facilities restructuring and a positive recovery of approximately $0.7 million from insurance proceeds related to an ongoing legal proceeding.

Net earnings for the fourth quarter decreased to $0.9 million in 2005, or $0.04 per diluted share, compared to $7.3 million in 2004, or $0.28 per diluted share. Our decline in net earnings was directly attributable to the decline in revenue and the related decline in gross margin as outlined above.

Results of Operations –

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue amounted to $211.2 million for the year ended December 31, 2004, compared to $101.7 million in 2003, an increase of 107.7%. The increase in revenue was due primarily to an increase in sales of PC cards and embedded modules, including sales of products formerly sold by AirPrime. During the year, we commenced commercial shipments of our new SmartPhone product, the Voq Professional Phone, as well as the AirCard 580 for CDMA 1xEV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X, the MP775 for EDGE networks and the AirCard 775 for EDGE networks. We completed shipments of embedded modules to palmOne for the Treo 600 at the end of 2004. As a result, we expected that embedded module revenue as a percentage of revenue would decrease in the near term.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 89%, 6% and 5%, respectively, of our total revenue in 2004 and 73%, 13% and 14%,

respectively, in 2003. Our North American business increased significantly compared to the prior year as a result of strong sales of our PC card and embedded module products to North American customers. Our North American business mix continued to be dominated by near term demand from channels rather than by long-term, large volume commitments. In Europe, the deployment of EDGE and UMTS networks gained momentum and negatively affected our GSM/GPRS sales in that region as we did have EDGE products and but did not have a UMTS product. We expected to introduce our first UMTS/HSDPA product in the second half of 2005. In 2004, two customers individually accounted for more than 10% of our revenue and in aggregate these two customers represented 51% of our revenue.

Gross margin

Gross margin amounted to $83.6 million in 2004, compared to $41.2 million in 2003. Our gross margin percentage was 39.6% of revenue in 2004, compared to 40.5% of revenue in 2003. Changes in product mix resulted in a decline in margin for the year. During 2004, we sold $0.2 million of products that had a net book value after writedowns of nil.

We expected our gross margin to continue to fluctuate from quarter to quarter as a result of changes in product mix, competitive pressures, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $20.0 million in 2004, compared to $11.6 million in 2003, an increase of 72.9%. The increase was due primarily to an increase in marketing development costs and costs related to new products, such as the Voq professional phone and products for EDGE networks. The addition of staff from the AirPrime acquisition also contributed to the increase. Sales and marketing expenses as a percentage of revenue decreased to 9.5% in 2004, compared to 11.4% in 2003, due primarily to the increase in 2004 revenue. We expected to continue to make significant investments in sales and marketing as we marketed existing products, introduced new products and continued to expand our distribution channels in the Americas, Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $24.5 million in 2004, compared to $16.0 million in 2003, an increase of 53.4%.

Gross research and development expenses, before government research and development funding, were $27.2 million or 12.9% of revenue in 2004, compared to $16.5 million, or 16.2% of revenue, in 2003. Repayment of TPC funding of $1.9 million was included in our gross research and development expenses in 2004, compared to nil in 2003. Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone. We expected our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

During 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of a range of third generation wireless technologies. The agreement is effective for development work commencing April 2003. Funding of $2.6 million was recognized during 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003. We expected that our TPC funding would be based on eligible research and development work completed in each quarter.

Administration

Administration expenses amounted to $9.0 million, or 4.3% of revenue, in 2004, compared to $6.6 million, or 6.5% of revenue, in 2003. The increase of $2.4 million was due primarily to an increase in professional fees, insurance costs and the addition of staff from the AirPrime acquisition. Included in administration expenses were recoveries from Metricom of $0.5 million in each of 2004 and 2003 that were related to a settlement agreement.

Restructuring and other charges

In 2004 we did not incur any restructuring and other charges. In 2003, we incurred restructuring and other charges of $1.2 million as a result of our acquisition of AirPrime. The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and a facilities restructuring charge.

Integration costs

In 2004 we did not incur any integration costs. In 2003, we incurred integration costs of $1.9 million as a result of our acquisition of AirPrime. The charges included costs of existing staff and contractors retained for the transition period and costs related to integration activities. All of these employees and contractors completed their integration activities and were terminated by December 31, 2003.

Other income

Other income increased to $1.7 million in 2004, compared to $1.0 million in 2003. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase was due to an increase in interest income from increased cash and investment balances and an increase in interest rates.

Income tax expense

Income tax expense amounted to $4.4 million in 2004, compared to $0.2 million in 2003. Income tax expense increased primarily due to taxes payable in the United States resulting from our increased earnings.

Net earnings

Our net earnings amounted to $24.9 million, or diluted earnings per share of $0.96, in 2004, compared to net earnings of $2.3 million, or diluted earnings per share of $0.12, in 2003.

The weighted average diluted number of shares outstanding increased to 26.1 million in 2004, primarily due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our public offering in November 2003, as compared to 19.0 million in the same period of 2003.

Stock-Based Compensation

In 2005, the Board of Directors approved the accelerated vesting of certain “out-of-the-money” stock options previously granted under the Company’s stock option plan to participants other than board members and executive officers of the Company. The accelerated vesting of these options had the positive effect of rewarding those eligible participants during a challenging year as well as reducing the future expense associated with those options as a result of a change in United States GAAP. Effective January 1, 2006 for the Company, United States GAAP requires the expensing in the Company’s financial statements of the fair value of all stock-based compensation arrangements, including employee stock options. The expensing of the cost of employee stock options in the financial statements is in contrast to the practice prior to January, 2006 of providing supplemental pro forma disclosure in the footnotes to the financial statements of our income (loss) after giving effect to the employee stock-based compensation charge.

In aggregate, the vesting of stock options to purchase a total of 175,650 common shares with an exercise price of US$14.25 (CAD$16.82) per share or higher, being 25% above the trading price at the time of the Board of Directors’ approval of this initiative, was accelerated and those options became exercisable as of November 2005. These options would otherwise have vested over time periods ranging up to December 2008. The term of these options as well as their respective exercise price and number of common shares issuable on exercise remain unchanged.

By taking this accelerated vesting initiative now, a value of approximately $2.3 million is recorded as a charge in the calculation of our supplemental footnote disclosure of our pro forma income (loss) in 2005. This will result in a reduction of our otherwise calculated stock-based compensation expense of approximately $1.1 million in 2006, $1.1 million in 2007 and $0.1 million in 2008.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The plaintiffs filed the third amended complaint on July 7, 2005. In November of 2005, the District Court dismissed the third amended complaint, without prejudice, with respect to the Company and most of the other defendants. The plaintiffs did not file a fourth amended complaint and sought an order from the District Court dismissing the federal actions as to all defendants, with prejudice for the purposes of the final judgement, however without prejudice to the state claims in the third amended complaint. The District Court so ordered on February 27, 2006. The plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit on March 8, 2006. We expect that it will be several months before they file their appeal brief. In December 2005, we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts. On February 6, 2006, we filed a Motion to Stay the state court action pending resolution of the nearly identical federal action. We expect the Motion to Stay will be heard by the San Diego Superior Court in late March, 2006. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss. We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company and certain of our current and former officers were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws. The actions filed in the U.S. District Court for the Southern District of California have been transferred to the U.S. District Court for the Southern District of New York. By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pretrial purposes, appointed co-lead plaintiffs in the consolidated action, and approved the selection of co-lead counsel. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the defendants have until early April to file their Motion to Dismiss. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1.0 million. Accordingly, we accrued $1.0 million in our results of operations for the year ended December 31, 2005.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones. We were added as a defendant in existing Civil Action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc. Since that date, we have reached an agreement with MLR under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio. MLR has dismissed all claims against us in the lawsuit.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2005, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•      We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectability is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

•      We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. We consider the following factors when determining if collection is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors. We may also request financial information, including financial statements, to ensure that the customer has the means of making payment. If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of any of our customers deteriorates, we may increase our allowance.

•      We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods. If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•      We currently have intangible assets of $10.7 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003. Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of each of 2004 and 2005 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.

•      We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•      We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management’s estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

•      Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities. When the agreements are finalized, the estimate will be revised accordingly.

•      We recorded a lease provision during 2002 that has been subsequently adjusted in the second and fourth quarters of 2005 as a result of our estimate of the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions change, we will adjust our provision.

•      We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities was $17.2 million in 2005, compared to cash provided by operating activities of $29.1 million in 2004. The use of cash in operating activities in 2005 primarily resulted from the loss for the year of $36.5 million as adjusted for non-cash items and changes in other operating assets and liabilities of $19.3 million. Our working capital decreased from December 31, 2004 as a result of the significant decline in our business and the cash costs of the business restructuring.

Investing Activities

Cash used by investing activities was $50.0 million in 2005, compared to cash provided by investing activities of $29.4 million in 2004. The use of cash in investing activities during 2005 was due primarily to the purchase, net of proceeds on maturity, of short-term investments of $24.7 million and the purchase of long-term investments of $14.9 million. Expenditures on intangible assets were $2.1 million and on fixed assets were $8.3 million in 2005, compared to $2.1 million and $7.1 million, respectively, in 2004. Expenditures on intangible assets were primarily for license fees and patents while capital expenditures were primarily for research and development equipment, tooling, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $0.1 million in 2005, compared to cash provided by financing activities of $3.0 million in 2004. The use of cash by financing activities in 2005 was for repayment of long-term liabilities, partially offset by proceeds on the exercise of stock options. The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term liabilities.

As of December 31, 2005, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below. In the near term, we expect that our cash flow from operations will be negative. The cash costs of the June 2005 business restructuring totaled approximately $6.3 million, of which approximately $4.7 million was paid during 2005. We believe our cash, cash equivalents and short- and long-term investments of $104.1 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on current business plans. Our capital expenditures during 2006 are expected to be primarily for research and development equipment, tooling, licenses and patents. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2005:

		Obligations
		under
	Operating	Capital
Payments due in fiscal	Leases	Leases	Total
2006	$2,845	$310	$3,155
2007	2,922	7	2,929
2008	2,907	—	2,907
2009	2,228	—	2,228
2010	2,219	—	2,219
Thereafter	1,343	—	1,343
Total	$14,464	$317	$14,781

We have entered into purchase commitments totaling approximately $32.8 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases. The terms of the commitment may require us to purchase approximately $32.8 million of product from certain contract manufacturers between January 2006 and March 2006.

Sources and Uses of Cash

During 2005, we had an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum. The balance at December 31, 2005 was nil (2004 — nil).

As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments. Our customers are typically under no contractual obligation to purchase our products. If they do not make such purchases, our future operating cash flow will be negatively impacted. We have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•      Net cash and short- and long-term investments amounted to $104.1 million at December 31, 2005, compared to $131.8 million at December 31, 2004.

•      Accounts receivable amounted to $20.5 million at December 31, 2005, compared to $22.5 million at December 31, 2004.

•      We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime. At December 31, 2005, there were no borrowings under this facility.

Market Risk Disclosure

During the year ended December 31, 2005, 60% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the year ended December 31, 2005, we have recorded a foreign exchange loss of approximately $1.0 million. As we have available funds and very little debt, we have not been materially adversely affected by significant interest rate fluctuations.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the year ended December 31, 2005, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2005 Annual Report. The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	Quarter Ended				Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005
Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986

Earnings (loss) from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net income (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004
Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Amortization	636	563	588	651	2,438
	11,612	13,474	15,112	15,789	55,987
Earnings from operations	5,190	7,441	7,930	7,057	27,618
Other income (expense)	84	(40)	405	1,251	1,700
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K. Items affecting our quarterly results were as follows:

•      Relative to the comparable periods in 2004, revenues decreased during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first part of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•      Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005. Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•      Revenue increased during 2004 as a result of the introduction of new products, our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•      During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program. The agreement is effective for development work commencing April 2003. Funding of $1.4 million was recognized as a reduction to research and development expenses in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005, no further TPC funding is anticipated.

Selected Annual Information

Years ended December 31,	2003	2004	2005
Revenue	$101,709	$211,205	$107,144
Net earnings (loss)	2,255	24,920	(36,468)
Diluted earnings (loss) per share	0.12	0.96	(1.44)
Total assets	175,868	215,594	173,980
Total current and long-term portions of long-term liabilities and obligations under capital lease	3,735	3,456	3,128

Forward-looking Statements

This report contains forward-looking information. These statements are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking information. These statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts. When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking information. Forward-looking information reflects our current expectations. The risk factors and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. These factors should be reviewed carefully and you should not place undue reliance on any forward-looking information. Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in the year. Our accumulated deficit at December 31, 2005 was $82.9 million. While we had earnings from operations for each of the previous two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002.

Our ability to achieve and maintain profitability in the future will depend on, among other things, the success of our restructuring, the continued sales of our current products and the successful development and commercialization of new products. If we do not return to profitability, our total losses will increase and we may be required to further restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•      The timing of releases of our new products;

•      The timing of substantial sales orders and OEM and carrier customer sell through;

•      Design win cycles in our embedded module business;

•      The amount of inventory held by our channel partners;

•      Competition from other market participants;

•      Possible cyclical fluctuations related to the evolution of wireless technologies;

•      Possible delays in the manufacture or shipment of current or new products;

•      Concentration in our customer base; and

•      Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced. As an example, during the first quarter of 2005, one of the factors that caused a significant decline in CDMA EV-DO PC card revenue was increased competition and loss of market share.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•      Our ability to attract and retain skilled technical employees;

•      The availability of critical components from third parties;

•      Our ability to successfully complete the development of products in a timely manner; and

•      Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues. In the last three fiscal years, there have been five different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 36% of our revenue. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•      The absence of guaranteed manufacturing capacity;

•      Reduced control over delivery schedules, production yields and costs; and

•      Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•      Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•      Higher than anticipated acquisition and integration costs and expenses;

•      Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•      The difficulty and expense of integrating the operations and personnel of the companies;

•      Disruption of our ongoing business;

•      Diversion of management’s time and attention away from our remaining business during the integration process;

•      Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•      The inability to implement uniform standards, controls, procedures and policies;

•      The loss of key employees and customers as a result of changes in management;

•      The incurrence of amortization expenses; and

•      Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•      We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•      We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•      We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•      We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•      The diversion of management’s attention and resources;

•      Our relationships with customers may be adversely affected; and

•      We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•      Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•      Undetected misappropriation of our intellectual property;

•      The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•      Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•      Increased credit management risks and greater difficulties in collecting accounts receivable;

•      Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•      Uncertainties of laws and enforcement relating to the protection of intellectual property;

•      Language barriers; and

•      Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guideance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

S I E R R A W I R E L E S S , I N C .

Management’s Statement of Responsibilities

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors, which has approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
January 26, 2006

Report of Independent Registered Public Accounting Firm to the Shareholders

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with U.S. generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
January 26, 2006

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

Years ended December 31,	2003	2004	2005

Revenue	$101,709	$211,205	$107,144
Cost of goods sold	60,551	127,600	81,848
Gross margin	41,158	83,605	25,296

Expenses:
Sales and marketing	11,585	20,029	15,551
Research and development, net (note 15)	15,994	24,527	30,365
Administration	6,597	8,993	10,818
Restructuring and other charges (note 4)	1,220	—	5,255
Integration costs (note 5)	1,947	—	—
Amortization	2,327	2,438	2,997
	39,670	55,987	64,986
Earnings (loss) from operations	1,488	27,618	(39,690)
Other income	965	1,700	2,277
Earnings (loss) before income taxes	2,453	29,318	(37,413)
Income tax expense (recovery) (note 14)	198	4,398	(945)
Net earnings (loss)	$2,255	$24,920	$(36,468)

Earnings (loss) per share (note 16):
Basic	$0.12	$0.99	$(1.44)
Diluted	$0.12	$0.96	$(1.44)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares)
(Prepared in accordance with United States GAAP)

December 31,	2004	2005
Assets
Current assets:
Cash and cash equivalents	$131,846	$64,611
Short-term investments (note 6)	—	24,724
Accounts receivable, net of allowance for doubtful accounts of $1,561 (2004 - $2,468)	22,506	20,540
Inventories (note 7)	11,090	3,316
Prepaid expenses	5,021	3,974
	170,463	117,165
Long-term investments (note 6)	—	14,762
Fixed assets (note 8)	10,044	11,647
Intangible assets (note 9)	14,208	10,693
Goodwill (note 9)	19,227	19,227
Deferred income taxes (note 14)	500	—
Other assets	1,152	486
	$215,594	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,122	$3,971
Accrued liabilities	33,890	28,644
Deferred revenue and credits	461	422
Current portion of long-term liabilities (note 10)	758	894
Current portion of obligations under capital lease (note 11)	664	304
	39,895	34,235
Long-term liabilities (note 10)	1,747	1,926
Obligations under capital lease (note 11)	287	4
Shareholders’ equity:
Share capital (note 12)
Authorized
Unlimited number of common and preference shares with no par value
Common shares, 25,476,447 (2004 – 25,357,231) issued and outstanding	218,805	219,398
Additional paid-in capital	440	556
Warrants	1,538	1,538
Deficit	(46,389)	(82,857)
Accumulated other comprehensive loss	(729)	(820)
	173,665	137,815
	$215,594	$173,980

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

JASON W. COHENOUR	S. JANE ROWE
Director	Director

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)
(Prepared in accordance with United States GAAP)

							Accumulated
							Other
			Additional				Comprehensive
	Common Shares		Paid-in	Warrants			Income
	Number	Amount	Capital	Number	Amount	Deficit	(Loss)	Total

Balance December 31, 2002	16,345,396	$123,047	$—	—	$—	$(73,564)	$(729)	$48,754
Net and comprehensive earnings	—	—	—	—	—	2,255	—	2,255
Issued for acquisitions (note 3)	3,708,521	22,377	—	—	—	—	—	22,377
Issued for cash (note 12)	4,442,222	72,186	—	—	—	—	—	72,186
Share issue costs	—	(4,761)	—	—	—	—	—	(4,761)
Stock option exercises	325,932	1,198	—	—	—	—	—	1,198
Warrants issued	—	—	—	138,696	1,538	—	—	1,538
Balance December 31, 2003	24,822,071	214,047	—	138,696	1,538	(71,309)	(729)	143,547
Net and comprehensive earnings	—	—	—	—	—	24,920	—	24,920
Stock option tax benefit	—	—	440	—	—	—	—	440
Stock option exercises	535,160	4,758	—	—	—	—	—	4,758
Balance December 31, 2004	25,357,231	$218,805	$440	138,696	$1,538	$(46,389)	$(729)	$173,665
Net loss	—	—	—	—	—	(36,468)	—	(36,468)
Loss on short- and long-term investments	—	—	—	—	—	—	(91)	(91)
Comprehensive loss	—	—	—	—	—	—	—	(36,559)
Stock option tax benefit	—	—	116	—	—	—	—	116
Stock option exercises	119,216	593	—	—	—	—	—	593
Balance December 31, 2005	25,476,447	$219,398	$556	138,696	$1,538	$(82,857)	$(820)	$137,815

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

Years ended December 31,	2003	2004	2005

Cash flows from operating activities:
Net earnings (loss)	$2,255	$24,920	$(36,468)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	5,669	6,915	9,012
Tax benefit related to stock option deduction	—	440	116
Non-cash restructuring and other charges	895	—	12,329
Loss (gain) on disposal	2	(66)	(41)
Accrued warrants	386	—	—
Changes in operating assets and liabilities
Accounts receivable	(5,360)	(1,384)	1,967
Inventories	5,878	(9,579)	219
Prepaid expenses	(1,087)	(2,798)	891
Accounts payable	225	(1,844)	(151)
Accrued liabilities	5,296	12,437	(5,149)
Deferred revenue and credits	101	62	75
Net cash provided by (used in) operating activities	14,260	29,103	(17,200)

Cash flows from investing activities:
Business acquisitions (note 3)	33	—	—
Proceeds on disposal	4	69	48
Purchase of fixed assets	(1,972)	(7,120)	(8,292)
Increase in intangible assets	(4,077)	(2,123)	(2,138)
Increase in other assets	—	(1,152)	—
Purchase of long-term investments	(24,639)	(21,369)	(14,851)
Proceeds on disposal of long-term investments	—	46,186	—
Purchase of short-term investments	(25,103)	(21,305)	(88,320)
Proceeds on maturity of short-term investments	10,492	36,247	63,593
Net cash (used in) provided by investing activities	(45,262)	29,433	(49,960)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	68,623	4,758	592
Repayment of long-term liabilities	(2,104)	(1,806)	(667)
Net cash provided by (used in) financing activities	66,519	2,952	(75)

Net increase in cash and cash equivalents	35,517	61,488	(67,235)
Cash and cash equivalents, beginning of year	34,841	70,358	131,846
Cash and cash equivalents, end of year	$70,358	$131,846	$64,611

See supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2004 and 2005

(Expressed in thousands of United States dollars, except per share amounts and number of shares)
(Prepared in accordance with United States GAAP)

1. Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless wide area modem solutions for mobile computing over cellular networks. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices or vehicle-based systems.

2. Significant accounting policies

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a) Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b) Foreign Currency Translation

Our functional or primary operating currency is the U.S. dollar. We translate transactions in currencies other than the U.S. dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange rate gains and losses are recognized in earnings.

(c) Use of estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(d) Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost.

(e) Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

(f) Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g) Research and development

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(h) Long-term investments

Long-term investments are categorized as available-for-sale and are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

(i) Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Software	3-5 years
Office equipment	5 years

We amortize leasehold improvements on a straight-line basis over the lower of their useful lives or lease terms.

(j) Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from five to ten years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.

Each of these intangible assets is subject to an impairment test as described in note 2(k).

(k) Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(l) Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(m) Income taxes

We account for income taxes in accordance with FAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).

Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more-likely-than-not”, a valuation allowance is provided.

(n) Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

Years ended December 31,	2003	2004	2005
Net earnings (loss):
As reported	$2,255	$24,920	$(36,468)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(14,775)	(5,591)	(7,615)
Pro forma	$(12,520)	$19,329	$(44,083)

Basic earnings (loss) per share:
As reported	$0.12	$0.99	$(1.44)
Pro-forma	(0.68)	0.77	(1.74)

Diluted earnings (loss) per share:
As reported	$0.12	$0.96	$(1.44)
Pro-forma	(0.68)	0.75	(1.74)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

In 2005 the Board of Directors approved the accelerated vesting of certain “out-of-the-money” stock options previously granted under the Company’s stock option plan to participants other than board members and executive officers of the Company. In aggregate, the vesting of stock options to purchase a total of 175,650 common shares with an exercise price of US$14.25 (CAD$16.82) per share or higher, being 25% above the trading price at the time of the Board of Directors’ approved this initiative, was accelerated and these became fully exercisable in November 2005. These options would otherwise have vested over time periods ranging up to December 2008. By taking this accelerated vesting initiative, an incremental value of approximately $2.3 million is included in the 2005 stock-based compensation shown above.

As a result of a voluntary option surrender initiative, the unrecognized stock compensation fair value of approximately $6.0 million related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Years ended December 31,	2003	2004	2005
Expected dividend yield	0	0	0
Expected stock price volatility	102%	93%	85%
Risk-free interest rate	3.83%	3.76%	3.43%
Expected life of options	4 years	4 years	4 years

The average fair value of stock options granted during the year was $5.94 (2004 — $16.71, 2003 - $7.56).

(o) Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

(p) Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience (see note 17 (b)(v)).

(q) Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Products)”.

(r) Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(s) Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(t) Comprehensive income

Under FAS No. 130, “Reporting Comprehensive Income”, we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of the foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(u) Investment tax credits

Investment tax credits are now accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(v) Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(w) Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123R entitled “Share-Based Payment” (“FAS No. 123R”). This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first fiscal year that begins after June 15, 2005. We intend to adopt this standard in the period commencing January 1, 2006. The impact of FAS No. 123 on the year ended December 31, 2005 is disclosed in note 2(m). The impact of FAS No. 123R in 2006 is not yet determinable.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless such an approach is impracticable in which case prospective application of the change is appropriate, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted in our first quarter of fiscal 2006. Prior to SFAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. The impact of the adoption of SFAS 154 will have on our consolidated financial statements is not yet determinable.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than- temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted in our first quarter of fiscal 2006. The impact of the adoption of FSP 115-1 will have on our consolidated financial statements is not yet determinable.

3. Acquisition of AirPrime, Inc.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. (“AirPrime”), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime’s operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448. The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced. Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow. Of that number, 310,355 have been released and the balance of 616,774 common shares continue to be held in escrow.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,716
Property and equipment	1,352
Intangible assets	5,270
Goodwill	19,706
Total assets acquired	31,044

Current liabilities	7,219
Net assets acquired	$23,825

The following table presents details of the purchased intangible assets:

	Estimated
	Useful Life	Aug 12, 2003	Accumulated	Net
	(in years)	Amount	Amortization	Amount
Intellectual property	5	$3,780	$1,795	$1,985
Customer relationships	5	940	446	494
Licenses	5	400	195	205
Databases	5	150	71	79
Total purchased intangible assets		$5,270	$2,507	$2,763

The estimated future amortization expense of purchased intangible assets is as follows:

Net
Fiscal Year	Amount
2006	1,054
2007	1,054
2008	655
Total	$2,763

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

2003
Revenue	$118,514
Net loss	(1,166)
Loss per share	$(0.05)

4. Restructuring and other charges

(a) 2005 Restructuring

In the second quarter 2005, we announced our decision to exit our Voq professional phone initiative. In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets. During the quarter ended June 30, 2005, we incurred restructuring and other charges of $18,206. In the fourth quarter of 2005 we recorded additional net charges of $279, primarily related to a change in estimate of our facilities restructuring originally announced in the second quarter of 2005. In total, we incurred restructuring and other charges of $18,485 as follows:

		Cost of	Income Tax	Restructuring	Other
Included in:	Total	Goods Sold	Expense	and Other	Expense
Inventory writedown	$8,556	$8,556	$—	$—	$—
Provision for royalty commitments	2,749	2,749	—	—	—
Intangible assets writedown	2,435	—	—	2,435	—
Workforce reduction	1,507	60	—	1,447	—
Fixed assets writedown	913	715	—	198	—
Facilities restructuring	1,135	—	—	1,091	44
Deferred tax asset writedown	500	—	500	—	—
Other	690	606	—	84	—
Total restructuring and other charges	$18,485	$12,686	$500	$5,255	$44

The inventory writedown of $8,556 is related to the writedown of Voq components and finished goods.

The provision for royalty commitments of $2,749 related to a writedown of prepaid royalties in the amount of $937 and a further provision of $1,812 for contractual royalty commitments.

Fixed and intangible assets impairment charges of $913 and $2,435, respectively, consisted of writedowns primarily for research and development equipment, test equipment and research and development licenses. The fixed assets and intangible assets, which were no longer required, were written down to nil.

We reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005 and 19 were on working notice. Workforce reduction charges of $1,507 were related to the cost of severance and benefits associated with the 32 employees terminated during the second quarter of 2005. The 19 employees on working notice all ceased employment with us prior to year-end.

As a result of the above noted workforce reduction, an initial facilities restructuring provision of $711 was recorded in the second quarter of 2005 to reflect the costs related to the leased facilities that are greater than our current requirements. As little progress was made on the facilities restructuring during the year, in the fourth quarter of 2005 an additional facilities restructuring charge of $380 was recorded. This, coupled with a $44 foreign exchange loss that is netted against Other Income (Expenses), results in a total charge for the year of $1,135.

We have increased our deferred tax asset valuation allowance by $500, thereby reducing our deferred tax asset to nil, to reflect the reduction in the portion of our deferred tax assets that we do not believe is more likely than not to be realized.

Other charges of $690 include provisions for tooling purchase commitments that are no longer useable and professional fees incurred in connection with the restructuring activities.

Of the total $18,485 restructuring and other charges, $6,270 represents cash disbursements, of which $5,876 were incurred in the second quarter of 2005 and an additional $394 of which were incurred in the balance of the year. The following table summarizes the activity related to the cash portion of the 2005 restructuring and other charges during the period and the balance of the provision at December 31, 2005:

		Cost of	Restructuring
	Total	Goods Sold	and Other
Second quarter 2005 restructuring	$5,876	$3,568	$2,308
Additional facilities restructuring provision	380	—	380
Other adjustments	14	(93)	107
Cash payments	(4,719)	(2,848)	(1,871)
Balance at December 31, 2005	$1,551	$627	$924

(b) Prior Restructurings

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Fixed and intangible asset writedowns	$605
Workforce reductions	325
Facilities restructuring	290
Total restructuring and other charges	$1,220

The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which were no longer required. These assets were written down to nil. Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees whose employment was terminated. As of December 31, 2003, there were no remaining restructuring amounts to be paid related to workforce reductions. We also recorded an additional restructuring charge on facilities of $290 as we made little progress in 2003 on a facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period. These eight employees completed their integration activities and were terminated as of December 31, 2003 (see note 5).

The following table summarizes the provision for business restructuring programs initiated prior to 2005 and the balance of the provision at December 31, 2005 and December 31, 2004.

Facilities
Restructuring

Balance at December 31, 2003	$3,594
Foreign exchange adjustment	289
Cash payments	(1,378)
Balance at December 31, 2004	2,505
Foreign exchange adjustment	154
Cash payments	(759)
Balance at December 31, 2005	$1,900

5. Integration costs

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period. All of these employees completed their integration activities and were terminated as of December 31, 2003.

6. Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2004	2005	2004	2005
Government treasury bills	$—	$4,439	$—	$—
Commercial paper	—	20,285	—	—
Government bonds	—	—	—	14,762
	$—	$24,724	$—	$14,762

Our short-term investments of $24,724 (December 31, 2004 – nil) have contractual maturities ranging from three to twelve months from the date of purchase. Our long-term investments of $14,762 (December 31, 2004 – nil) have contractual maturities of one to two years when purchased.

7. Inventories

	2003	2004
Electronic components	$5,276	$1,675
Finished goods	5,814	1,641
	$11,090	$3,316

8. Fixed assets

	2005
		Accumulated
		Amortization	Net Book
	Cost	& Writedown	Value
Furniture and fixtures	$2,957	$2,278	$679
Research and development equipment	15,478	9,842	5,636
Tooling	11,097	8,326	2,771
Software	7,081	5,399	1,682
Leasehold improvements	2,451	1,916	535
Office equipment	688	344	344
	$39,752	$28,105	$11,647

	2004
		Accumulated
		Amortization	Net Book
	Cost	& Writedown	Value
Furniture and fixtures	$2,825	$1,802	$1,023
Research and development equipment	11,393	8,324	3,069
Tooling	11,155	7,472	3,683
Software	6,095	4,401	1,694
Leasehold improvements	2,288	1,757	531
Office equipment	350	306	44
	$34,106	$24,062	$10,044

As at December 31, 2005, assets under a capital lease with a cost of $1,201 (2004 - $1,222) and accumulated amortization of $563 (2004 - $179) are included in fixed assets.

9. Goodwill and intangible assets

Included in the acquisition of AirPrime in 2003 (see note 3) is goodwill of $19,706 and intangible assets of $5,270. The intangible assets acquired consisted of intellectual property, customer relationships, licenses, and databases. During 2004, goodwill decreased by $479 due to the utilization of previously unrecognized pre-acquisition tax losses and certain purchase price adjustments.

The components of intangible assets at December 31, 2005 and 2004 are as follows:

	2005
		Accumulated
		Amortization	Net Book
	Cost	& Writedown	Value
Patents and trademarks	$3,933	$803	$3,130
Licenses	13,051	8,046	5,005
Intellectual property	4,214	2,230	1,984
Customer relationships	940	445	495
Databases	150	71	79
	$22,288	$11,595	$10,693

	2004
		Accumulated
		Amortization	Net Book
	Cost	& Writedown	Value
Patents and trademarks	$3,482	$382	$3,100
Licenses	16,401	8,824	7,577
Intellectual property	4,214	1,474	2,740
Customer relationships	940	258	682
Databases	150	41	109
	$25,187	$10,979	$14,208

The estimated aggregate amortization expense for each of the next five years is expected to be $2,139 per year.

10. Long-term liabilities

	2004	2005
Facilities (note 4)	$2,505	$2,820
Less current portion	758	894
	$1,747	$1,926

Of the balance outstanding as at December 31, 2005, $920 is from the 2005 restructuring and $1,900 arises from prior restructurings (2004 – nil and $2,505, respectively).

11. Obligations under capital lease

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2006 and 2007. As at December 31, 2005 our future minimum lease payments under capital leases were as follows:

	Cdn.$	U.S.$
2006	$361	$310
2007	8	7
	369	317
Less amount representing interest at approximately 11.8%	10	9
	359	308
Less current portion	354	304
	$5	$4

Interest expense on capital lease obligations for the year ended December 31, 2005 is $43 (2004 - $28).

12. Share capital

Stock option plan

Under the terms of our employee stock option plan, our Board of Directors may grant options to employees, officers and directors. The plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since February 1999, options have been granted with a five year term. During 2005, shareholders approved an amendment to the plan whereby the maximum number of shares available for issue under the plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the plan without the Company first obtaining shareholder approval. Prior to this amendment the number of shares available for issuance was a specified, fixed amount. Based on the number of shares outstanding as at December 31, 2005, stock options exercisable into 748,212 common shares are available for future allocation under the plan. Since this amendment to the plan through to December 31, 2005, 126,791 common shares have been added to the number of common shares currently available for issue under the plan, to be applied against the limit of 1,600,000 common shares.

Stock option activity since December 31, 2002 is presented below:

	Number of	Weighted Average
	Shares	Exercise Price
		Cdn.$	U.S.$
Outstanding, December 31, 2002	2,550,564	19.83	12.55
Granted	609,300	14.79	11.46
Exercised	(325,932)	4.90	3.80
Forfeited	(1,107,572)	54.86	42.53
Outstanding, December 31, 2003	1,726,360	11.58	8.98
Granted	566,813	30.77	25.43
Exercised	(535,160)	11.74	9.70
Forfeited	(52,442)	25.98	21.47
Outstanding, December 31, 2004	1,705,571	20.71	17.12
Granted	575,422	10.70	9.18
Exercised	(119,216)	5.34	4.58
Forfeited	(362,344)	31.71	27.21
Outstanding, December 31, 2005	1,799,433	18.48	15.86

Exercisable,
December 31,	end of year
2003	714,345
2004	545,382
2005	959,717

The following table summarizes the stock options outstanding at December 31, 2005:

	Options Outstanding				Options Exercisable
		Weighted
		Average
		Remaining
	Number	Contractual	Weighted Average		Number	Weighted Average
Range of Exercise Prices	of Shares	Life	Exercise Price		Exercisable	Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$

$0.77 - $1.28 (Cdn.$0.90 - Cdn.$1.50)	21,398	2.0	$1.50	$1.29	21,398	$1.50	$1.29
$1.29 - $3.00 (Cdn.$1.51 - Cdn.$3.50)	203,830	1.6	3.45	2.96	194,549	3.31	2.84
$3.01 - $10.30 (Cdn.$3.51 - Cdn.$12.00)	373,319	3.6	9.29	7.97	109,702	8.13	6.98
$10.30 - $17.16 (Cdn.$12.01 - Cdn.$20.00)	437,958	3.6	15.34	13.16	121,593	15.73	13.50
$17.17 - $25.74 (Cdn.$20.01 - Cdn.$30.00)	459,178	2.6	23.51	20.17	373,797	22.93	19.67
$25.75 - $151.04 (Cdn.$30.01 - Cdn.$176.05)	303,750	3.1	38.01	32.61	138,678	35.41	30.38
	1,799,433	3.0	18.48	15.86	959,717	17.67	15.16

The options outstanding at December 31, 2005 expire between March 9, 2006 and October 28, 2010.

Employee Stock Purchase Plan

During 2005 we established employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) to enable eligible employees and directors to acquire Common Shares over the facilities of the Toronto Stock Exchange and Nasdaq. The ESPP Plans do not allow the issuance of Common Shares from treasury. Eligible employees and directors may contribute up to 10% of base compensation to purchase Common Shares on the public markets. Under the U.S. plan, the purchase price to be paid by an eligible employee is 85% of the fair market value of the Common Shares, with us contributing the other 15%, plus any applicable commissions or transactional costs. The maximum number of Common Shares that can be purchased under the U.S. plan is 50,000 Common Shares. Under the non-U.S. plan we contribute an amount equal to 20% of the employee’s contribution, plus any applicable commissions or transactional costs. The ESPP Plans purchase shares at certain plan-defined dates. In 2005 participants purchased at total of 17,832 Common Shares at a weighted-average price of U.S.$9.25 per share.

Warrants

There are outstanding warrants to purchase 138,696 of our common shares at Cdn. $20.49 per share. The warrants are exercisable for a term of five years from December 30, 2003. The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 17(b)(iv)).

13. Financial instruments

Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short and long-term investments are carried at fair market value; their book values for December 31, 2005 were $24,724 (2004 – nil) and $14,762 (2004 – nil), respectively. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2005, two customers accounted individually for more than 10% of our revenue and, in aggregate, these customers represented 36% of our revenue. In the years ended 2004 and 2003, three different customers individually accounted for more than 10% of our revenue. We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk. Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate. Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

Line of credit

During 2005, we had an unsecured revolving demand facility for $10,000, which bears interest at prime per annum. The balance at December 31, 2005 and 2004 was nil and this facility was not utilized at all during either of fiscal 2005 or fiscal 2004.

14. Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2004	2005
Deferred tax assets (liabilities)
Fixed assets	$(1,026)	$933
Loss carryforwards	6,623	19,601
Scientific research and development expenses	9,975	13,715
Share issue costs	1,110	737
Reserves and other	3,357	3,287
Total gross deferred tax assets	20,039	38,273
Less valuation allowance	19,539	38,273
Net deferred tax assets	$500	$—

We believe that realization of our net deferred tax assets is currently not more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment. At December 31, 2005, we had approximately $26,741 of non-capital loss carryforwards for Canadian tax purposes that, if unutilized, will expire at various dates beginning in fiscal 2009 and ending in fiscal 2015. As well, we have approximately $33,830 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $20,564 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2010 until 2015.

In addition, at December 31, 2005, net operating loss carryforwards for our foreign subsidiaries were $28,285 for United States income tax purposes and $2,882 for U.K. income tax purposes. These carryforwards expire in various amounts commencing in 2019 through 2025. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2003	2004	2005
Combined Canadian federal and provincial income taxes at expected rate of 34.85% (2004 - 35.6%, 2003 – 37.6%)	$923	$10,437	$(13,038)
Permanent and other differences	(9)	(126)	468
Unrecognized tax assets	(635)	(5,780)	10,965
(Income) loss subject to tax at rates lower than statutory rate	(81)	(133)	160
Writedown of deferred tax asset	—	—	500
	$198	$4,398	$(945)

Our provisions for income taxes consist of the following:

	2003	2004	2005
Current
Canadian	$198	$357	$(42)
Foreign	—	4,041	(1,403)
Total current	198	4,398	(1,445)
Deferred
Canadian	—	(500)	500
Foreign	—	500	—
Total deferred	—	—	500
Income tax expense	$198	$4,398	$(945)

15. Research and development

	2003	2004	2005
Gross research and development	$16,471	$27,170	$31,258
Less government research and development funding	477	2,643	893
	$15,994	$24,527	$30,365

Included in our gross research and development expense was a repayment of funding of $865 (2004 - $1,970; 2003 - $258).

16. Earnings (loss) per share

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

	2003	2004	2005
Weighted-average shares used in computation of basic earnings (loss) per share	18,442	25,212	25,385
Weighted-average shares from assumed conversion of dilutive options	547	852	—
Weighted-average shares used in computation of diluted earnings (loss) per share	18,989	26,064	25,385

17. Commitments and contingencies

(a) Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2005 as follows:

	Cdn.$	U.S.$
2006	$3,316	$2,845
2007	3,406	2,922
2008	3,388	2,907
2009	2,597	2,228
2010	2,588	2,219
Thereafter	1,565	1,343
	$16,860	$14,464

(b) Contingent liability on sale of products

(i)                   Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)                We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)             Under certain research and development funding agreements, we are contingently liable to repay up to $3,262. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)            Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2005 and 2004, we claimed nil. During the year ended December 31, 2005, we have recorded, in research and development expense, the accrued repayment of $847 (2004 – $1,940; 2003 – nil). In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. As of December 31, 2005, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement is effective April 2003. During the year ended December 31, 2005, we have claimed $893 (2004 – $2,643), which has been recorded as a reduction of research and development expense. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005 no further TPC funding is anticipated. During the year ended December 31, 2005, we have recorded, in research and development expense, the accrued repayment of $18 (2004 – nil). Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011. The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events. If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014. No repayments were made in 2005.

(v)                 We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, January 1, 2002	$1,163
Provisions	1,939
Increase due to acquisition (note 3)	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	$2,941
Provisions	1,898
Expenditures	(2,206)
Balance, December 31, 2005	$2,633

(c) Other commitments

We have entered into purchase commitments totaling approximately $32,803 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2006 and March 2006. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)Legal proceedings

(i)                     Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The plaintiffs filed the third amended complaint on July 7, 2005. In November of 2005 the District Court dismissed the third amended complaint, without prejudice, with respect to the Company and most of the other defendants. The plaintiffs did not file a fourth amended complaint and sought an order from the District Court dismissing the federal actions as to all defendants, with prejudice for the purposes of the final judgement, however without prejudice to the state claims in the third amended complaint. The District Court so ordered February 27, 2006. The plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit on March 8, 2006. We expect that it will be several months before they file their appeal brief. In December 2005 we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts. On February 6, 2006, we filed a Motion to Stay the state court action pending resolution of the nearly identical federal action. We expect the Motion to Stay will be heard by the San Diego Superior Court in late March, 2006. We have given notice to our liability insurance carrier which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss. We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

(ii)                  The Company and certain of our current and former officers are named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws. By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pre-trial purposes, appointed co-lead plaintiffs in the consolidated action, and approved the selection of co-lead counsel. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the defendants have until early April to file their Motion to Dismiss. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000. Accordingly, we accrued $1,000 in our results of operations for the year ended December 31, 2005.

(iii)             On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones. We were added as a defendant in existing civil action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc. Since that date, we have reached an agreement with MLR, under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio. MLR has dismissed all claims against us in the lawsuit.

(iv)            In July 2001, Metricom, Inc. (“Metricom”), one of our customers, filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250. We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 — $1,808). In 2004, we received an additional $513 that was included in our net income for 2004. In 2005, we have not received any additional proceeds from this settlement.

(v)               We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18. Supplementary information

	2003	2004	2005
(a) Cash flow information:
Cash received
Interest	$500	$1,660	$2,792
Income taxes	24	4	1,590
Cash paid for
Interest	62	32	59
Income taxes	62	2,649	470
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	113	1,238	24
Issuance of common shares on acquisition (note 3)	22,377	—	—

(b) Allowance for doubtful accounts:
Opening balance	$3,068	$2,230	$2,468
Acquisitions	62	—	—
Bad debt expense	375	366	(36)
Write offs and settlements	(1,275)	(128)	(871)
Closing balance	$2,230	$2,468	$1,561

(c) Other:
Rent expense	$1,603	$2,004	$2,168
Foreign exchange gain (loss)	439	333	(951)

19. Segmented information

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment. Revenues by product were as follows:

	2003	2004	2005
Mobile	$6,183	$10,451	$14,154
PC card	71,060	125,604	74,495
Embedded modules	20,961	70,044	13,419
Other	2,845	3,718	5,076
Research and development funding	660	1,388	—
	$101,709	$211,205	$107,144

As at December 31, 2005, 43% (2004 - 47%) of our fixed assets are in Canada. In the year ended December 31, 2005, product sales in the Americas were 69% (2004 - 89%; 2003 - 73%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant channels are as follows:

	2003	2004	2005
Customer A	less than 10%	less than 10%	$17,545
Customer B	less than 10%	less than 10%	20,585
Customer C	less than 10%	$55,718	less than 10%
Customer D	less than 10%	52,755	less than 10%
Customer E	$18,044	less than 10%	less than 10%

20. Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

New Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods presented.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the years ended December 31, 2005, 2004, and 2003: The Canadian GAAP consolidated financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements.

Years ended December 31,	2003	2004	2005
Net earnings (loss) under U.S. GAAP	$2,255	$24,920	$(36,468)
Stock-based compensation expense (a)	(14,775)	(5,591)	(7,615)
Unrealized loss on short- and long-term investments (d)	—	—	(91)
Stock option tax benefit difference (h)	—	51	75
Net earnings (loss) under Canadian GAAP	$(12,520)	$19,380	$(44,099)

Earnings (loss) per share under Canadian GAAP
Basic	$(0.68)	$0.77	$(1.74)
Diluted	$(0.68)	$0.75	$(1.74)

The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

December 31,	2004	2005
Share Capital, U.S. GAAP	$218,805	$219,398
Stock-based compensation expense (a)	3,762	4,250
Foreign currency translation (g)	(1,223)	(1,223)
Share Capital, Cdn. GAAP	$221,344	$222,425

Additional paid-in capital, U.S. GAAP	$440	$556
Stock-based compensation expense (a)	40,833	47,960
Stock option tax benefit difference (h)	(51)	(126)
Additional paid-in capital (Contributed surplus), Cdn. GAAP	$41,222	$48,390

Deficit, U.S. GAAP	$(46,389)	$(82,857)
Foreign currency translation (g)	978	978
Stock-based compensation expense (a)(i)	(44,595)	(52,210)
Unrealized loss on short- and long-term investments (d)	—	(91)
Stock option tax benefit difference (h)	51	126
Deficit, Cdn. GAAP	$(89,955)	$(134,054)

Cumulative translation adjustments, U.S. GAAP	$(729)	$(820)
Foreign currency translation (g)	245	245
Loss on short- and long-term investments (d)	—	91
Cumulative translation adjustments, Cdn. GAAP	$(484)	$(484)

(a) Stock-based compensation

(i).                  Under U.S. GAAP, we have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25.

(ii).               Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings. We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan.

(b) Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred. Under Canadian GAAP, we expense research costs as they are incurred. Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred during the years ended December 31, 2005, 2004, and 2003, as the criteria for deferral were not met.

(c) Other comprehensive income

Under U.S. GAAP, we report comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”. Under Canadian GAAP, we are not required to report comprehensive income or loss.

(d) Short- and long-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e) Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. There has been no impact to any of the numbers in the years ended December 31, 2003, 2004 and 2005.

(f) Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the years ended December 31, 2003, 2004 and 2005, no investment tax credits were recorded.

(g) Foreign currency translation

During the year ended December 31, 1999, the Company changed its reporting and functional currency from Canadian dollars to U.S. dollars. Under U.S. GAAP, the shareholders’ equity accounts were translated into U.S. dollars at the rate in effect at the original transaction date, while under Canadian GAAP, all amounts were translated into U.S. dollars at the rate in effect on December 31, 1999.

(h) Stock option tax deduction

The tax benefit related to the stock option deduction is calculated as the difference between the cumulative accounting deduction and the tax deduction. Because the accounting deduction is calculated differently under U.S. and Canadian GAAP, as discussed in note 20(a), the tax benefit recorded for accounting purposes is also different under each GAAP.

Executive Officers	Officers	Directors

Jason W. Cohenour	Bill G. Dodson	Gregory D. Aasen (3)
Chief Executive Officer	Senior Vice President, Operations	Vice-President and General Manager,
Communication Products Division,
David G. McLennan	Dan Schieler	PMC-Sierra
Chief Financial Officer and Secretary	Senior Vice President, Worldwide Sales
Paul G. Cataford (1) (2)
James B. Kirkpatrick	Mike Ardelan	President and Chief Executive Officer,
Chief Technical Officer	Vice President, North American	University Technologies International, Inc.
Enterprise and OEM Sales
Trent H. Punnett		Peter Ciceri (2)
Senior Vice President, Marketing	Steve Blaine	Chairman and Corporate Director
and Corporate Development	Vice President, Engineering	and Management Consultant

	Steve Burrington	Charles E. Levine (3)
	Vice President, Worldwide Systems	Independent Outside Director
Engineering
Nadir Mohamed (1)
	Tom Haksi	President, Chief Operating Officer and
	Vice President, Information Technology	Director, Rogers Communications Inc.
and Services
S. Jane Rowe (1)
	Evan Jones	President and Chief Executive Officer,
	Vice President, Engineering	Roynat Capital

	Jim Lahey	David B. Sutcliffe (2)
	Vice President Sales, Europe, Middle	Corporate Director
East and Africa

Kent Thexton (3)
	Mike O’Brien	Co-Chief Executive Officer,
	Vice President, North American Carrier	SEVEN Networks, Inc.
and Distribution Sales
Jason W. Coheneur
	Jin Pak	Chief Executive Officer,
	Vice President Sales, Asia Pacific	Sierra Wireless, Inc.
and Central and Latin America
(1) Audit Committee
	Pat Watson	(2) Governance and Nominating Committee
	Vice President, Human Resources	(3) Human Resources Committee

General Counsel	Transfer Agent
Blake, Cassels & Graydon LLP	Computershare Investor Services Inc.
Vancouver, BC	Vancouver, BC

US Counsel	Share Information
Davis Wright Tremaine LLP	The common shares of Sierra Wireless,	Head Office
Portland, Oregon	Inc. are listed for trading under the	Sierra Wireless, Inc.
	symbol SW on The Toronto Stock	13811 Wireless Way
	Exchange and under SWIR on The	Richmond
Intellectual Property Lawyers	Nasdaq National Market System.	British Columbia
Thelen Reid & Priest LLP		Canada V6V 3A4
San Jose, California	Annual General Meeting
	The Annual General Meeting for the	Telephone 604 231 1100
Auditors	shareholders of Sierra Wireless, Inc.
KPMG LLP	will be held on April 25th, 2006	Facsimile 604 231 1109
Vancouver, BC	at 10:00 a.m. at the Company’s head
	office in Richmond, British Columbia.	Website www.sierrawireless.com